Exhibit 99.3

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

EVENT DATE/TIME: AUGUST 28, 2014 / 09:00PM GMT

AUGUST 28, 2014 / 09:00PM GMT, ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

CORPORATE PARTICIPANTS

Steve Calk FTI Consulting - IR

Karan A. Chanana Amira Nature Foods Ltd. - Chairman and CEO

Bruce Wacha Amira Nature Foods Ltd. - CFO

CONFERENCE CALL PARTICIPANTS

Akshay Jagdale KeyBanc Capital Markets - Analyst

PRESENTATION

Operator

Greetings and welcome to the Amira Nature Foods first quarter 2015 earnings call.

(Operator Instructions)

As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Steve [Calk] of FTI Consulting. Thank you sir, please begin.

Steve Calk - FTI Consulting - IR

Good afternoon everyone, and welcome to Amira Nature Foods first quarter 2015 earnings conference call. Speaking the call today are Karan A. Chanana, Amira's Chairman and Chief Executive Officer, and Bruce Wacha, our Chief Financial Officer. We're also joined by Ashish Poddar, Executive Director of Finance, and Rajesh Arora, Senior Executive Director of Finance.

By now everyone should have access to the earnings release which went out today at approximately 4:30 PM Eastern time. The earnings press release and earnings presentation slides are available on the Investor Relations portion of the Company's website at www.Amira.net. This call is being webcast, and a replay will also be available on Amira's website.

Before we begin, we would like to remind everyone that prepared remarks contain forward-looking statements, and management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the Company's control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to just such differences include risks detailed in the Company's public filings with the Securities and Exchange Commission and those mentioned in the earnings release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Also in the Company's earnings release and in today's prepared remarks, the Company includes adjusted EBITDA, adjusted profit after tax and adjusted earnings per share. These are non-IFRS financial measures. A reconciliation of non-IFRS measures to the most directly comparable IFRS financial measures is included in the Company's press release. With that, I would like to turn the call over to Karan A. Chanana, Chairman and CEO.

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

Thanks Steve. Good morning everybody, and thanks for joining us on today's call.

I will provide a brief overview of our financial highlights, review some of our recent business highlights and provide you an update on our initiatives. Then Bruce will review the financial results for the quarter in more detail. After that, we will open up the call for your questions.

AUGUST 28, 2014 / 09:00PM GMT, ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

We're very excited about our performance in the first quarter of 2015. We continue to grow sales, improve our margins and increased [almost] by 25%. We have done this while continuing to make important strategic investments in our future growth, both in India and internationally.

Let's start with India. Over the last year, we have continuously added company-owned distribution centers, and we are on track to have a total of 15 up and running by the end of this financial year. This commitment to infrastructure not only helped us in terms of cost efficiency and time to market, but in our ability to add additional outlets to retail customers.

We recently announced the launch of Amira branded products in [Subladi] Supermarket, a 22 store retail chain that sells to highly populated cities in India. This is the latest in a long line of retail wins for us, and there are more to come.

In our international markets, we have leveraged our investment over the last year to grow market presence and sales. This has been the case in Germany where, as many of you know, we recently acquired Basmati Rice GmbH. This acquisition not only helped us establish a beachhead in Germany, but also gives immediate access to opportunities in Continental Europe.

In UK we have continued to build on our more than 3000 distribution points including launches at TESCO. We recently launched our television commercial here in the UK which has been very well received, and we hope to tell you more about that in the coming quarters.

In the US, we are just beginning to scratch the surface of the market. We have strong distribution into Costco which we spoke about previously, and we're focused on growing our presence in this important market. We are on track to double our revenue this fiscal year as compared to FY14.

Our CFO Bruce Wacha will cover our financials in detail, so let me give you a sense of where we are on major metrics. Our Q1 revenue grew 25.9% versus last year to $138.8 million. This was obviously due to increased sales volume but also a result of increased pricing as the demand for Amira products has been exploding.

This hasn't just been in India. It's been in all of our markets around the world. In turn, this has allowed us to consistently add new customers, grow our business with existing customers and create demand for Amira in new markets.

Of course, we have the relationship and distribution in place to enable to complement our core products in expanding product offering including snacks and our [radewee] products. We have totally centralized since two years ago, and our long term target is to be a leading global packaged food brand. This is how we are doing it, and we are well on our way to doing the same.

We are also pleased to report EBITDA of $19.1 million, which is an increase of 20.9% compared to a year ago quarter. This isn't just a growth that I am excited about.

We also improved efficiency by improving EBITDA margin by almost 50 basis points as compared to a year ago quarter. 30.2% last year same quarter to 30.7% today.

We're not only growing, but we're also running the business a lot more efficiently. As a result, we are confident this fiscal year will be another record year for Amira.

We're growing the top line, and we're growing the bottom line at the same time. This is exciting to any CEO as you can imagine.

What really motivates our team is the global demand for the Amira brand. This is particularly amazing.

This is a testimony of our strategy and the ability of Amira and the team here to implement that strategy. The world has been rapidly moving towards healthy alternatives, organic, GMO-free, all-natural gluten-free. We are in the center of that explosive market with the premium in the best product.

In closing, I would like to thank you for your support of this amazing company and our mission. For those of you have been with us since the IPO two short years ago, let me remind you how far we have come.

Revenue is up from $342 million at the time of the IPO to $576 million on an LTM basis. Adjusted EBITDA has doubled, adjusted EPS has more than tripled and we have added talent and presence in all the right markets and continue to do that. This just tells you we are at the beginning.

Now I would like to introduce our CFO, Bruce Wacha. Bruce?

AUGUST 28, 2014 / 09:00PM GMT, ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

Bruce Wacha - Amira Nature Foods Ltd. - CFO

Thank you, Karan. I'd like to begin by echoing Karan's enthusiasm for the business, the quarter we just reported and our continued prospects going forward. I will be referencing the investor presentation which folks should have been able to obtain along with the press release.

We are pleased with our progress in the first quarter. We grew topline adjusted EBITDA and profits by approximately 25% or more year-over-year while also increasing margins and improving our balance sheet. We added to our inventory during the quarter providing support for future sales growth and simultaneously reduced our trade receivables, trade payables and debt.

We also improved our debt ratios whether looking at a year ago or the most recent quarter comparisons. Our revenue increased by $28.5 million or nearly 26% to $138.8 million for the quarter. This was driven by increased volumes, price and mix both in India and internationally.

Our sales in India increased by $9.6 million or 20.9% to $55.8 million although this included negative FX drag with India growing just over 30% in rupees. Meanwhile, our non-India or international sales grew by $18.9 million or 29.5% to $83 million.

Looking at it another way, our Amira branded and third party sales had a very strong quarter with revenue growing by $31 million or 29.3% to $136.8 million for the quarter. Our institutional business on the other hand had a negligible impact for the quarter with just $2 million in sales from $4.5 million a year ago.

Our adjusted EBITDA was up more than 30% for the quarter to approximately $19.1 million compared to $14.6 million a year ago. Adjusted EBITDA margins were up as Karan noted by approximately 50 basis points year over year. Our adjusted profit after tax increased by $1.8 million or 25% to $9.3 million for the quarter, and adjusted EPS increased by 24% to $0.26 per share from $0.21 per share in the year earlier quarter.

As you can see from the second page of our presentation, Amira branded and third party branded sales represented 99% of total sales for the quarter. This is up from 96% in the year ago quarter.

This is largely due to our growth in core Rice and a smaller contribution on the institutional or agricultural product side. As you can see on the right side of the page, we have maintained the traditional 60/40 split between our international sales and our sales made within India.

Now moving to the balance sheet side of the business. We increased inventory by about $10.7 million during the quarter as we continue to build for a successful 2015. We also managed our working capital cycle appropriately, reducing trade receivables by nearly $10 million, paying down approximately $17.5 million of trade payables in the quarter.

Looking more closely to our capital structure on the next page, we spent about $5 million of cash during the quarter and reduced our debt by about $2 million. More importantly, we reduced leverage with our 12 month trailing adjusted EBITDA climbing to $80 million from $75.5 million at the end of FY14 in both our total debt to adjusted EBITDA and net debt to adjusted EBITDA dropping to 2.3 and 1.9 times respectively compared to 2.4 times at the end of the fiscal year.

Now as a quick reminder to our progress since the time of the IPO, we have about $575 million in trailing sales and $80 million in trailing EBITDA today compared to $342 million and $42 million at the time of the IPO. We have also increased margins by more than 150 basis points and while our share price has certainly made strides since the IPO, we are trading at just 9 times to trailing EBITDA, a full turn lower than where we were at the time of the IPO. Meanwhile we have now reported eight quarters of double-digit growth as the public company.

Finally as Karan pointed out previously, we believe in the growth prospects of the business, and we are reiterating our full year 2015 guidance of 20% or more growth for both revenue and adjusted EBITDA. Furthermore, we continue to target long term revenues of $1 billion and adjusted EBITDA of $150 million.

With that, I'd like to turn it over for questions from the audience. Thank you.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Akshay Jagdale, KeyBanc.

AUGUST 28, 2014 / 09:00PM GMT, ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Congratulations on a very solid quarter and really appreciate the added disclosure as well. It's very helpful.

The first question is can you talk, Karan, a little bit about the harvest, what you're seeing out there in terms of supply and maybe give us a sense of what, how that's changed as the harvest is being completed. So have your expectations changed and what does it look like right now?

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

Akshay, good question,. First of all the harvest is barely just beginning. The bulk of the harvest starts in October.

You have a few trickle, and we are seeing similar rises to last year. The total arrival in the option center is just about 2000 tons a day, and pricing is in rupee terms about INR38,000 which is in line with where it was last year.

Demand is strong. We believe the sowing has been good, and we will give more color by end of September on the size of the harvest which we believe should be up about 10% to 15% max. But the demand is very strong; that's why the pricing remains what it is.

That's the color on the harvest and the crop at the moment. I'm sure you must have read they did have some late rain, so crop it will be harvested the bulk of it by -- starting October through end of December to mid Jan.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Just to backtrack a little, obviously you've continued your strong performance on the gross margin side, and that speaks to the pricing power of the product. So can you remind us for the harvest that already took place and for the inventory that's flowing through your P&L right now, if I'm not wrong your caddy costs were up 18% or 20% or so. Is that correct? And so the fact that your gross margins are up pretty significantly tells us that you've been able to pass that on.

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

Yes, you're right. Like we spoke to earlier this year, our industry has great pricing power because basmati rice is non-commodity. It's a specialty label, it is all packaged foods.

AUGUST 28, 2014 / 09:00PM GMT, ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

And even beyond that, it is like champagne and wine, comes from a defined but very large region, and it has to be aged. So we know our crops going at, and as prices go up, we bulk up the pricing plus a little more because the actual absolute dollar increase to the consumer is insignificant in reality. If you look at in the UK or the US, you had $0.30 or $0.40 per serving.

Having said that, pricing power -- we spoke even when we did our earnings call in June for our last fiscal year, you were asking me what to see in the quarter. And at that time I couldn't talk about, but it is obvious for everybody to see that we would have expansion in gross margin. That's exactly what happened.

We had inventory, we have expanding into new geographies, we are growing in the current geographies we are already in and supported as more than international markets to support the Amira branded growth as we do distribution where we present in the ag countries the inventories necessary for the growth. And we have been very clear about it, day one and we delivered on that. It is a well thought through strategy which we have successfully delivered year on year and quarter on quarter.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

That's helpful. Now that the first quarter is in the books, this is a very good reflection of the COGS that will continue to flow through in your P&L for the rest of the until the fourth quarter when you start the cycle in the new inventory, correct?

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

Yes, third and fourth quarter we start the new inventory.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Can you just talk a little bit about the inventory itself? It's obviously up and you're investing in future growth, but it did grow significantly more than the revenue. So can you help us get our arms around the inventory number?

Bruce Wacha - Amira Nature Foods Ltd. - CFO

Akshay, think you hit it right with the point that we are investing in our future revenues. We have good visibility on where our revenues are and we're spending to make sure we have the product in place to sell it.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Can you give us a little bit more color because it is think year-over-year up I think over 60%, and your revenues were up 25%, 30%. So it's just your more volume obviously, but mainly its higher price Patty and I believe you're probably also getting ready for the new plant, right? Can you give us a --

Bruce Wacha - Amira Nature Foods Ltd. - CFO

I think it's the new -- sorry go ahead.

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

It wasn't me. Go ahead.

Bruce Wacha - Amira Nature Foods Ltd. - CFO

The point I was going to make and I am looking at inventory levels June quarter versus March quarter, and we are $265 million in inventory today versus $254 million the last quarter. We basically increased our inventory by about $10 million.

If you look at last year on the other hand, our inventories went from about $180 million at the end of the March quarter down to $160 million. So you are right, there is a big substantial increase, but I think what it is, we are spacing a little bit more evenly throughout the year.

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

To that -- As Amira branded expansion happens and we go to greater percentage of our revenue, we're going to hold that much more inventory to support that growth.

So to Bruce's point, is getting even more better now, and Amira branded led. So that's where it's to clearly on the gross margin expansion, and yes, high inventory has to be there as they come onstream next year.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Two more, one on your India business. You mentioned the warehouses that you're adding. Can you help us with the timing of that because I think they're quite bulky, right? I think in the fourth quarter you added a significant number, and I know you're going to go to 15 which I think is almost double from where you were at the end of the year.

So can you give us a sense of timing on when these are going to be added and what kind of revenue is associated with each of these roughly? What revenue impact does it have? I'm just trying to get a sense of how to think about the India growth on a quarterly basis.

AUGUST 28, 2014 / 09:00PM GMT, ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

We plan our growth on an annual basis, and we always guide to an annual basis. Talking about infrastructure, our growth in India and the gross margin expansion is driven by our distribution center that gives us a greater ability to go to all of the mom and pop stores and widen our distribution footprint.

We were 8 at the end of March this year, next March which is the end of this financial year will be 15. Most of the expansion of the distribution centers will be back ended in the third and fourth quarter. There is a clear reason for that.

We go out and we take long term leases on warehouses which we can work into our distribution center, we put in everything and we start doing that to both the second quarter because the monsoon is over and the repair and maintenance on those warehouses is done. It's something which we have followed a very clearly, and we will follow again. So yes, the target remains to be 15 distribution center in India which we find easily achievable, and if you want more specific, it's third and fourth quarter most of that will come onstream.

We are currently working -- being a US public company, you've got a lot of compliance to do, and that does take time. So each of the warehouses we hire and can work through distribution center go through the same compliance and rigorous checking in consistent in line with our certification. We don't break our revenue per distribution center, but we do man the distribution centers with salespeople and a local marketing person, and these are our growth engines.

Bruce Wacha - Amira Nature Foods Ltd. - CFO

The other thing I would add is look, it's not an accident that we are growing the revenues in India the way that we are and is the investment that Karan was talking about that is allowing us to grow the India business. And we saw the benefit of that in F4. We're seeing that in the first quarter of this year, and is what's going to drive the growth that we're targeting for the remainder of the year.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

One last one on CapEx, can you give us an update on the plant and when we should start to see the CapEx for the plant and the cadence? When should we see it, what level of CapEx were going to end up with at the end of the year, and when will the plant be operational?

Bruce Wacha - Amira Nature Foods Ltd. - CFO

Sure, great question. I think people saw the order that we placed with Buhler a couple of months ago. We expect that to be delivered ranging in the September to December time period, so clearly the dollar that we indicated will be spent for that.

In the meantime, we are finalizing some land purchase in the area of the factory, and some of that spending will likely happen in the next month or two. Then finally, there will be additional ramp up in spending post the completion of the delivery of equipment in the fourth quarter.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

What's the CapEx we should expect for the year?

Bruce Wacha - Amira Nature Foods Ltd. - CFO

We've always guided for the factory right since the time that the IPO process total cost would be in the $50 million to $60 million range. The bulk of that will be spent this year. There's been a little bit of that there has been spent previously and there may be a little bit that bleeds over into the beginning of next year as well.

Operator

We have no further questions in queue, I will turn the call back over to management for closing remarks.

AUGUST 28, 2014 / 09:00PM GMT, ANFI - Q1 2015 Amira Nature Foods Ltd Earnings Call

Steve Calk - FTI Consulting - IR

First I'd just like to thank everyone for dialing in. I know we are approaching Labor Day and people have travel schedules, but thank you very much for the time and the interest.

Karan A. Chanana - Amira Nature Foods Ltd. - Chairman and CEO

I'd add to that and thank you very much for your support and we look forward to talking to you again. Thank you.

Operator

Thank you. This concludes today's teleconference. You may disconnect your lines at this time and thank you for your participation.

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